

03053542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Louis Discount Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Hanley Road, Suite 103
(No. and Street)

St. Louis, MO 63105
(City) (State) (Zip Code)


RECEIVED
MAY 30 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronnay L. Jackson (314) 721-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coughlin, Donovan, Niehaus & Scherle, P.C.
(Name – *if individual, state last, first, middle name*)

424 North Kirkwood Road, St. Louis, MO 63122
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronnay L. Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Louis Discount Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.



Signature

President

Title


GARY F STAHL
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. JAN. 31,2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ST. LOUIS DISCOUNT SECURITIES, INC.

FINANCIAL STATEMENTS
with Report of Independent Auditors

Years Ended March 31, 2003 and 2002

COUGHLIN, DONOVAN, NIEHAUS & SCHERLE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
ST. LOUIS, MISSOURI

ST. LOUIS DISCOUNT SECURITIES, INC.

FINANCIAL STATEMENTS
with Report of Independent Auditors

Years Ended March 31, 2003 and 2002

TABLE OF CONTENTS

COUGHLIN, DONOVAN,
NIEHAUS & SCHERLE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

424 NORTH KIRKWOOD ROAD
ST. LOUIS, MISSOURI 63122

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
St. Louis Discount Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statements of financial condition of St. Louis Discount Securities, Inc. as of March 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Louis Discount Securities, Inc. as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



May 20, 2003

ST. LOUIS DISCOUNT SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
March 31, 2003 and 2002

ASSETS	2003	2002
Cash	$ 259,581	$ 284,101
Receivables – clearing services	15,692	28,478
Prepaid expenses	6,304	5,309
Income tax refunds receivable	14,319	-
Prepaid income taxes	-	8,920
NASDAQ Stock Warrants subscription	20,100	20,100
Equipment and furniture, net of accumulated depreciation of $58,590 and $57,969, respectively	121	386
Leasehold improvements, net of accumulated amortization of $13,580 and $12,690, respectively	14,475	15,365
Deposits	1,482	1,482
Clearing deposits	52,076	51,524
TOTAL ASSETS	$ 384,150	$ 415,665

LIABILITIES AND STOCKHOLDER'S EQUITY	2003	2002
Accounts payable	$ 2,547	$ 1,480
Employee withholding and payroll taxes	837	2,365
Accrued payroll	3,640	7,976
Accrued profit sharing plan contribution	19,733	25,939
Total Liabilities	26,757	37,760
STOCKHOLDER'S EQUITY	357,393	377,905
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 384,150	$ 415,665

The accompanying notes are an integral part of these financial statements.

ST. LOUIS DISCOUNT SECURITIES, INC.
STATEMENTS OF INCOME
Years Ended March 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions	$ 288,120	$ 390,851
Clearance charges	-84,309	-109,206
Net Commissions	203,811	281,645
Interest	60,248	75,901
Miscellaneous	130	146
Total Revenues	264,189	357,692
EXPENSES		
Salaries	127,651	177,873
Advertising	15,191	19,787
Bank service charges	-	52
Bookkeeping	3,525	3,500
Client adjustments	673	249
Communications	15,034	11,137
Compliance data	313	439
Contributions	150	645
Courier	1,690	2,145
Depreciation and amortization	1,656	1,459
Dues and subscriptions	1,107	764
Education	150	-
Entertainment	50	-
Insurance – medical	23,116	18,571
Insurance – other	7,130	2,313
Loss on disposal of asset	-	8
Market Touch	1,328	2,542
Office expense	5,666	8,008
Parking	3,540	3,849
Penalties	-	27
Postage	1,523	1,538
Printing	1,019	1,205
Professional services	4,678	7,388
Profit sharing plan contribution	19,733	25,939
Quote system rental	16,680	17,601
Regulatory fees	943	1,506
Rent	17,472	17,472
Repairs and maintenance	1,570	1,905
Taxes – other	1,194	1,257
Taxes – payroll	9,932	13,720
Telephone	6,286	6,793
Website expense	1,100	1,352
	290,100	351,044
INCOME/LOSS (-) ON OPERATIONS BEFORE INCOME TAXES	-25,911	6,648
INCOME TAXES/BENEFIT (-)	-5,399	1,480
NET INCOME/LOSS (-)	$ -20,512	$ 5,168

The accompanying notes are an integral part of these financial statements.

ST. LOUIS DISCOUNT SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended March 31, 2003 and 2002

	2003	2002
COMMON STOCK, $1 par value		
30,000 shares authorized		
27,800 shares issued and outstanding	$ 27,800	$ 27,800
Additional paid in capital	12,000	12,000
	39,800	39,800
RETAINED EARNINGS AT BEGINNING OF YEAR	338,105	332,937
NET INCOME/LOSS (-)	-20,512	5,168
RETAINED EARNINGS AT END OF YEAR	317,593	338,105
TOTAL STOCKHOLDER'S EQUITY	$ 357,393	$ 377,905

The accompanying notes are an integral part of these financial statements.

ST. LOUIS DISCOUNT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended March 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/loss (-)	$ -20,512	$ 5,168
Adjustments to reconcile net income/loss (-) to net cash provided/used (-) by operating activities:		
Depreciation and amortization	1,656	1,459
Loss on disposal of asset	-	8
Increase (-)/decrease in:		
Clearing services	12,786	10,823
Prepaid expenses	-995	-818
Income tax refunds receivable	-14,319	-
Prepaid income taxes	8,920	18,586
Clearing deposits	-552	-1,158
Increase/decrease (-) in:		
Accounts payable	1,067	-1,231
Employee withholding and payroll taxes	-1,528	-5,561
Accrued payroll	-4,336	552
Accrued profit sharing plan contribution	-6,206	-10,281
Net Cash Provided/Used (-) by Operating Activities	-24,019	17,547
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment and furniture	-501	-288
Net Cash Used by Investing Activities	-501	-288
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET INCREASE/DECREASE (-) IN CASH	-24,520	17,259
CASH AT BEGINNING OF YEAR	284,101	266,842
CASH AT END OF YEAR	$ 259,581	$ 284,101

Supplemental disclosures of cash flows information:		
Cash paid/received (-) during the year for:		
Interest	$ -	$ -
Income taxes	-	-17,106

The accompanying notes are an integral part of these financial statements.

ST. LOUIS DISCOUNT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of St. Louis Discount Securities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

The Company is a discount securities broker-dealer providing securities trading services to retail investors in Missouri and Illinois. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Basis of Accounting

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. All other assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Cash

For Statement of Financial Condition and Statement of Cash Flows purposes, the Company considers all cash, demand accounts and money market accounts with maturities of seven days or less to be cash equivalents.

Allowance for Doubtful Accounts

No allowance for doubtful accounts has been recorded based on historical experience of no losses in commissions receivable.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated over the estimated useful lives shown below using accelerated methods. Additional first year depreciation expense of $500 and $288 has been recorded for the years ended March 31, 2003 and 2002, respectively, pursuant to Internal Revenue Code §179.

Asset Class	Years
Equipment and furniture	3-7

Extraordinary repairs, which materially extend the useful lives of property and equipment, are capitalized. Ordinary maintenance and repairs are charged to expense as incurred.

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income or loss.

Leasehold Improvements

Leasehold improvements are recorded at historical cost and amortized over an estimated useful life of 31.5 or 39 years using the straight-line method.

Compensated Absences

Although no formal sick pay or vacation policy exists, employees are not allowed to accumulate unpaid sick leave or vacation pay from year to year; it must be used within the calendar year. Accrued vacation as of March 31, 2003 and 2002 was $3,640 and $7,976, respectively.

Advertising Costs

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. For the years ended March 31, 2003 and 2002, no direct-response advertising costs were paid or incurred and there have been no direct-response advertising costs previously capitalized.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

This statement is not provided, as there are no subordinated creditors.

NOTE B – NASDAQ STOCK WARRANTS

NASDAQ Stock Warrants are recorded at cost. Each warrant entitles the Company to purchase shares of common stock of NASDAQ at a future date.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2003, the Company had net capital of $245,836, which was $195,836 in excess of required net capital of $50,000, and the Company's net capital ratio was .1088 to 1. At March 31, 2002, the Company had net capital of $271,680, which was $221,680 in excess of required net capital of $50,000, and the Company's net capital ratio was .1390 to 1.

NOTE D – OPERATING LEASE OBLIGATIONS

On November 25, 1996, the Company entered into an agreement to lease its office space in Clayton for five years beginning October 1, 1997 and expiring on September 30, 2002. The rental rate is $16,926 per annum, payable in equal monthly installments, through September 30, 2000, and $17,472 per annum, payable in equal monthly installments, from October 1, 2000 through September 30, 2002. This lease was renewed on September 18, 2002 for five years beginning October 1, 2002 and expiring on September 30, 2007. The rental rate is $17,472 per annum, payable in equal monthly installments, through September 30, 2005, and $18,564 per annum, payable in equal monthly installments, beginning October 1, 2005.

On January 16, 1997, the Company entered into an agreement to lease a financial reporting system beginning with installation of the system in May 1997. The initial term of the lease was 24 months and renewal was automatic and month-to-month. On April 23, 2002, the Company signed a renewal addendum to this lease. It is scheduled to expire in April 2005, but will automatically renew on a month-to-month basis subject to a 90-day notice of cancellation by either party. The base rate, adjusted for a few changes in equipment, is $1,931 monthly. In the normal course of business, this lease will be renewed or replaced by another similar lease.

The future minimum payments required by these agreements are:

Year Ending March 31,	Lease Amounts
2004	$ 40,644
2005	40,644
2006	41,190
2007	41,736
2008	32,454
	$ 196,668

NOTE E – INCOME TAXES

Income taxes consist of the following:

	2003	2002
Federal	$ -3,826	$ 1,049
Missouri	-1,573	431
	$ -5,399	$ 1,480

There was no deferred income tax expense for the years ended March 31, 2003 and 2002, nor were there any deferred income tax liabilities.

NOTE F – PROFIT SHARING PLAN

The Company adopted a defined contribution profit sharing plan on April 1, 1992, covering all employees. The Company may contribute up to 15% of participants' compensation to the Plan annually on a fully discretionary basis. No employee contributions are allowed. For the years ended March 31, 2003 and 2002, the Company elected to pay in the full amount allowable, $19,733 and $25,939, respectively.

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

COUGHLIN, DONOVAN,
NIEHAUS & SCHERLE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

424 NORTH KIRKWOOD ROAD
ST. LOUIS, MISSOURI 63122

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
St. Louis Discount Securities, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of St. Louis Discount Securities, Inc. as of and for the years ended March 31, 2003 and 2002, and have issued our report thereon dated May 20, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a Rule 15c3-3(k)(2)(ii) fully disclosed firm and therefore the computation and schedules for the following do not apply and are not included:

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts.



May 20, 2003

ST. LOUIS DISCOUNT SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2003 and 2002

	2003	2002
NET CAPITAL		
Total stockholder's equity from Statements of Financial Condition	$ 357,393	$ 377,905
Non-allowed assets		
NASDAQ Stock Warrants subscription	20,100	20,100
Property and equipment	121	386
Leasehold improvements	14,475	15,365
Prepaid expenses	6,304	5,309
Deposits	1,482	1,482
Clearing deposits	52,076	51,524
Income tax refunds receivable	14,319	-
Prepaid income taxes	-	8,920
Petty cash	100	100
Accounts receivable	2,580	3,039
	111,557	106,225
NET CAPITAL	$ 245,836	$ 271,680
AGGREGATE INDEBTEDNESS		
Total liabilities from Statements of Financial Condition	$ 26,757	$ 37,760
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Greater of 6-2/3% of aggregate indebtedness or $50,000	$ 50,000	$ 50,000
Ratio: Aggregate indebtedness	.1088 to 1	.1390 to 1
RECONCILIATION OF NET CAPITAL TO FOCUS REPORT		
Focus Report – Part II A – March 31		
Net Capital – unaudited, as reported	$ 245,836	$ 271,680
Audit Adjustments		
Adjustment to income taxes	-	-
NET CAPITAL PER ABOVE	$ 245,836	$ 271,680

COUGHLIN, DONOVAN,
NIEHAUS & SCHERLE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

424 NORTH KIRKWOOD ROAD
ST. LOUIS, MISSOURI 63122

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
St. Louis Discount Securities, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of St. Louis Discount Securities, Inc., for the years ended March 31, 2003 and 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13, complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



May 20, 2003

ADDITIONAL SUPPLEMENTARY INFORMATION

COUGHLIN, DONOVAN,
NIEHAUS & SCHERLE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

424 NORTH KIRKWOOD ROAD
ST. LOUIS, MISSOURI 63122

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL SUPPLEMENTARY INFORMATION

To the Board of Directors
St. Louis Discount Securities, Inc.
St. Louis, Missouri

Our report on our audits of the basic financial statements of St. Louis Discount Securities, Inc. for the years ended March 31, 2003 and 2002 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The five-year summary of financial data is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it.



May 20, 2003

ST. LOUIS DISCOUNT SECURITIES, INC.
FIVE YEAR SUMMARY OF FINANCIAL DATA
Years Ended March 31, 1999 to 2003

	2003	2002	2001	2000	1999
REVENUE					
Commissions and other income	$ 264,290	$ 357,692	$ 510,761	$ 661,171	$ 462,837
EXPENSES					
Payroll costs	160,699	210,164	283,982	302,379	230,101
Brokerage expense	40,584	40,018	43,114	46,657	43,337
General and administrative	88,918	100,862	135,330	186,639	159,749
Total Expenses	290,201	351,044	462,426	535,675	433,187
INCOME/LOSS (-) BEFORE INCOME TAXES/BENEFIT (-)	-25,911	6,648	48,335	125,496	29,650
INCOME TAXES/BENEFIT (-)	-5,399	1,480	9,694	36,287	5,361
NET INCOME/LOSS (-)	$ -20,512	$ 5,168	$ 38,641	$ 89,209	$ 24,289
EARNINGS/LOSS (-) PER SHARE					
Before income taxes	-0.93	0.24	1.74	4.51	1.07
Net	-0.74	0.19	1.39	3.21	.87
NET BOOK VALUE	$ 357,393	$ 377,905	$ 372,737	$ 334,096	$ 244,887

UNAUDITED